UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 4)1

Velodyne Lidar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92259F101

(CUSIP Number)

DAVID S. HALL

c/o Stewart Landefeld

Perkins Coie LLP

1201 Third Avenue Suite 4900

Seattle, WA 98101-3099

(206) 359-8000

MARTA THOMA HALL

c/o Jaclyn Liu, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON DAVID S. HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,895,571 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 59,244,378
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,895,571 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 59,244,378 Shares held directly by Mr. Hall and (ii) 38,651,193 Shares (consisting of outstanding Shares and Shares issuable pursuant to restricted stock units that vest within 60 days of the date hereof based on publicly available information, including the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 17, 2021 (“Proxy Statement”)) held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy.

(2)

Percentage calculated based on 189,685,456 Shares outstanding on May 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

1	NAME OF REPORTING PERSON MARTA THOMA HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,463,409 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,463,409 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Hall holds a voting proxy over all such Shares.
(2)

Percentage calculated based on 189,685,456 Shares outstanding on May 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

1	NAME OF REPORTING PERSON ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with and effective upon Eric Singer’s election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “Annual Meeting”) held on June 10, 2021, Mr. Singer is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 4 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended to incorporate by reference the transactions set forth in Schedule A.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

At the Annual Meeting on June 10, 2021, Eric Singer was elected to the Board as a Class I director to hold office until the Issuer’s 2024 annual meeting of stockholders and until his successor is elected or appointed.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 189,685,456 Shares outstanding, as of May 5, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2021.

A.	Mr. Hall

(a)

As of the date hereof, Mr. Hall beneficially owned 97,895,571 Shares, consisting of (i) 59,244,378 Shares held directly by Mr. Hall and (ii) 38,651,193 Shares (consisting of outstanding Shares and Shares issuable pursuant to restricted stock units that vest within 60 days of the date hereof based on publicly available information, including the Issuer’s Proxy Statement) held by other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy.

Percentage: Approximately 51.6%

(b)	1. Sole power to vote or direct vote: 97,895,571

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 59,244,378

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Hall during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Mrs. Hall

(a)

As of the date hereof, Mrs. Hall beneficially owned 5,463,409 Shares. Mr. Hall holds an irrevocable voting proxy over all such Shares. The Shares reported below exclude the Shares held by her spouse, Mr. Hall.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 5,463,409

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mrs. Hall during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Singer

(a)	As of the date hereof, Mr. Singer does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 9, 2021, David Hall and Eric Singer entered into a letter agreement (the “Side Letter Agreement”) pursuant to which Mr. Hall agreed to pay and Mr. Singer agreed to receive a cash payment of $125,000 in lieu of the Shares that Mr. Hall previously agreed to pay Mr. Singer pursuant to the Compensation Agreement. A copy of the Side Letter Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On June 10, 2021, Marta Thoma Hall and Eric Singer each received grants of 14,463 restricted stock units (“RSUs”), with one RSU representing a contingent right to receive one share of the Issuer’s common stock, in connection with their service as members of the Board of Directors. Subject to the Reporting Person’s continuous service, the RSUs will vest in full on the earlier of the one-year anniversary of the date of grant or on the date of the regular meeting of the Issuer’s stockholders following the date of grant.

On June 15, 2021, certain of the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 to the Schedule 13D agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Side Letter Agreement

99.2	Joint Filing Agreement by and between David S. Hall and Marta Thoma Hall dated June 15, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2021

/s/ David S. Hall
DAVID S. HALL, individually and as attorney-in-fact for Eric Singer

/s/ Marta Thoma Hall
MARTA THOMA HALL

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)		Price ($)		Date of Purchase/Sale
DAVID S. HALL
Sale of Common Stock	(38,623)		9.21	(1)	05/13/2021
Sale of Common Stock	(30,797)		9.85	(2)	05/13/2021
Sale of Common Stock	(250,000)		9.987	(3)	05/28/2021
Sale of Common Stock	(250,000)		10.033	(4)	06/02/2021
Sale of Common Stock	(26,146)		12.50		06/08/2021
MARTA THOMA HALL
Sale of Common Stock	(119,097)		10.31	(5)	05/13/2021
Sale of Common Stock	(70,647)		9.23	(6)	05/13/2021
Sale of Common Stock	(250,000)		9.687	(7)	05/28/2021
Sale of Common Stock	(250,000)		9.539	(8)	06/01/2021
Acquisition of Common Stock	6,426	(9)	N/A		06/09/2021
Acquisition of Common Stock	4,438	(9)	N/A		06/10/2021
Sale of Common Stock	(3,231	) (10)	11.38		06/10/2021

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.110 to $9.305, inclusive.
(2)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.510 to $10.275, inclusive.
(3)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.72 to $10.29, inclusive.
(4)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.00 to $10.155, inclusive.
(5)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.71 to $10.665, inclusive.
(6)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $8.97 to $9.61, inclusive.
(7)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.63 to $9.765, inclusive.
(8)	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.50 to $9.61, inclusive.
(9)	The shares were issued pursuant to vested RSUs released on June 9, 2021.
(10)	The sales represents shares required to be sold to cover tax withholding obligations in connection with the previously reported vesting and settlement of RSUs.